(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER

For Period Ended:December 31, 2006

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pacific Internet Limited
Full Name of Registrant

Former Name if Applicable

89 Science Park Drive #01-07 The Rutherford
Address of Principal Executive Office (Street and Number)

Singapore, Singapore, 118261
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is subject to a tender offer for its outstanding shares by Connect Holdings Limited (“Connect”), which was revised on June 7, 2007 and closed on June 22, 2007. A subsequent offering period will expire on July 12, 2007. In addition, the Company determined, after a review with its auditors, to restate its financial statements for the years 2000 through 2006, as announced on Form 6-K on June 6, 2007. The restatement was completed on June 22, 2007, which was reflected in an amendment to our 2005 Form 20-F filed with the Commission on June 22, 2007. As a result of the developments surrounding the Connect tender offer and the restatement, the Company is unable to complete its 2006 Form 20-F within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ho Tuck Chuen	(65) 6771 0406	(65) 6872 2126
(Name)	(Direct)	(Fax)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pacific Internet Limited (Name of Registrant as Specified in Charter) has cause this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	By:	/s/ Ho Tuck Chuen
	Name:	Ho Tuck Chuen
	Title:	Chief Financial Officer